State of North Carolina
Department of the Secretary of State

ARTICLES OF AMENDMENT
OF
BNC BANCORP

Pursuant to §55-10-06 of the General Statutes of North Carolina, the undersigned corporation hereby submits the following Articles of Amendment for the purpose of amending its Articles of Incorporation.

1.	The name of the corporation is: BNC BANCORP

2.	The text of each amendment adopted is as follows:

Article II, as contained in the corporation’s Articles of Incorporation filed September 23, 2002, shall be deleted in its entirety and the new Article II as attached hereto shall be substituted therefore.

3.	If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment, if not contained in the amendment itself, are as follows:

Not applicable.

4.	The date of adoption of each amendment was as follows: May 21, 2012.

5.	The amendment was approved by shareholder action, and such shareholder approval was obtained as required by Chapter 55 of the North Carolina General Statutes.

6.	These articles will be effective upon filing.

This the 22nd day of May, 2012.

BNC Bancorp

/s/ W. Swope Montgomery, Jr.

Signature

W. Swope Montgomery. Jr.
President and Chief Executive Officer

ARTICLE II

Section 2.1. Total Authorized Shares of Capital Stock. The Corporation shall have authority to issue a total of 100,000,000 shares of capital stock, none of which shall have any par value, divided into classes as follows:

Class	Number of Shares

Common Stock	80,000,000
Preferred Stock	20,000,000

Section 2.2. Common Stock. The Common Stock shall consist of two separate classes, of which 60,000,000 shares shall be designated as Voting Common Stock (“Voting Common Stock”) and 20,000,000 shares shall be designated as Non-Voting Common Stock (“Non-Voting Common Stock,” and together with Voting Common Stock, “Common Stock”).

Each holder of Voting Common Stock, as such, shall be entitled to one vote for each share of Voting Common Stock held of record by such holder on all matters on which shareholders generally are entitled to vote; provided, however, that except as otherwise required by law, holders of Voting Common Stock, as such, shall not be entitled to vote on any amendment to these Articles of Incorporation (including any amendment to designate the terms of any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to these Articles of Incorporation (including any amendment to designate the terms of any series of Preferred Stock) or pursuant to the North Carolina Business Corporation Act (“NCBCA”). The holders of Non-Voting Common Stock, as such, shall have no voting power and shall not be entitled to vote on any matter except as otherwise required by law or as otherwise expressly provided for herein.

Except as otherwise provided herein, Non-Voting Common Stock shall in all other respects carry the same rights and privileges as Voting Common Stock (including in respect of dividends and in respect of distributions upon any dissolution, liquidation or winding up of the Corporation) and be treated the same as Voting Common Stock (including in any merger, consolidation, share exchange or other similar transaction); provided that, if the Corporation shall in any manner split, subdivide or combine (including by way of a dividend payable in shares of Voting Common Stock or Non-Voting Common Stock) the outstanding shares of Voting Common Stock or Non-Voting Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share, and provided further, no dividend payable in Voting Common Stock shall be declared on the Non-Voting Common Stock and no dividend payable in Non-Voting Common Stock shall be declared on the Voting Common Stock, but instead, in the case of a stock dividend, each class of Common Stock shall receive such dividend in like stock. Notwithstanding the foregoing, and in addition to any other vote required by law, the affirmative vote of a majority of the outstanding shares of Non-Voting Common Stock, voting separately as a class, shall be required to amend, alter or repeal (including by merger, consolidation or otherwise) any provision of these Articles of Incorporation that adversely affects the powers, preferences or rights of the Non-Voting Common Stock contained herein in a manner that is materially adverse from the effect of such amendment, alteration or repeal on the Voting Common Stock.

Section 2.3. Conversion of Common Stock. Any holder of Non-Voting Common Stock may convert any number of shares of Non-Voting Common Stock into an equal number of shares of Voting Common Stock at the option of the holder; provided, however, that each share of Non-Voting Common Stock will not be convertible in the hands of or at the election of the initial holder or any affiliate of such initial holder and will only be convertible by a transferee and in connection with or after a transfer to a third party unaffiliated with such initial holder and that complies with the transfer restrictions described in the next sentence. The Non-Voting Common Stock may only be transferred through one or more of the following alternatives: (i) to an affiliate of the holder or to the Corporation, (ii) in a widely distributed public offering of Voting Common Stock, (iii) in a transfer that is part of a private placement of Voting Common Stock in which no one transferee (or group of associated transferees) acquires the rights to purchase in excess of 2% of the voting securities of the Corporation then outstanding (including pursuant to a related series of transfers), (iv) in a transfer of Voting Common Stock to an underwriter for the purpose of conducting a widely distributed public offering, or (v) a transaction approved by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) or if the Federal Reserve is not the relevant regulatory authority, any other regulatory authority with the relevant jurisdiction. In order to transfer such shares of Non-Voting Common Stock under the preceding clauses (i) or (iii), a transferee of such shares must surrender certificates representing such shares to the Corporation, together with documentation reasonably satisfactory to the Corporation that such transferee has acquired such shares in a transfer qualifying under the preceding clauses (i) or (iii).

Until presented and surrendered for cancellation following such conversion, each certificate representing shares of Non-Voting Common Stock in respect of which a conversion election has been made in accordance with the previous paragraph shall be deemed to represent the number of shares of Voting Common Stock into which such shares have been converted, and upon presentation and surrender of such certificate the holder thereof shall be entitled to receive a certificate for the appropriate number of shares of Voting Common Stock. Upon a conversion pursuant to this Section 2.3, each converted share of Non-Voting Common Stock, as applicable, shall be retired. The Corporation shall from time to time reserve for issuance the number of shares of Voting Common Stock into which all outstanding shares of Non-Voting Common Stock may be converted.

Section 2.4. Preferred Stock. The shares of Preferred Stock may be issued from time to time by the Corporation, and the Board of Directors may create and divide such shares into series within that class, and such shares and the shares of each such series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences, limitations and relative rights (or qualifications, conditions or restrictions thereon) as the Board of Directors may and hereby is authorized to determine.